

May 21, 2012

Via Email
Peter Thompson
Chief Executive Officer
Response Biomedical Corporation
1781-75th Avenue W.
Vancouver, BC
Canada V6P 6P2

>   **Re: Response Biomedical Corporation**
>   **Schedule 14A**
>   **Filed May 3, 2012**
>   **File No. 000-50571**

Dear Dr. Thompson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director